

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2026

Allen Salmasi
Chief Executive Officer
Veea Inc.
164 E. 83rd Street
New York, NY 10028

  Re: Veea Inc.
    Registration Statement on Form S-1
    Filed February 17, 2026
    File No. 333-293529

Dear Allen Salmasi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jan Woo at 202-551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Jonathan Deblinger, Esq.